SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

    X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

  __           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 000-08467

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC.
1 Bank Plaza
Wheeling, WV 26003

WesBanco, Inc. KSOP

Table of Contents

Signatures	3

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	6
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011	7
Notes to the Financial Statements	8

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at Year End)	19
Schedule H, Line 4j – Schedule of Reportable Transactions	20

Exhibit Index	21

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. KSOP

Date: June 25, 2013	/s/ Robert H. Young
Robert H. Young
Executive Vice President and
Chief Financial Officer

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

WesBanco, Inc. KSOP
December 31, 2012 and 2011
with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of WesBanco, Inc. KSOP as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at Year End) as of December 31, 2012, and Schedule of Reportable Transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 25, 2013

WesBanco, Inc. KSOP
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
ASSETS
Investments, at fair value:
Registered investment companies	$44,950,585	$38,380,965
WesBanco, Inc. common stock	16,047,778	14,274,956
Total investments	60,998,363	52,655,921

Receivables:
Contributions receivable - Employee	110,649	24,350
Contributions receivable - Employer	62,088	13,509
Loans to participants	1,903,386	1,979,285
Accrued dividends	130,505	117,408
Total receivables	2,206,628	2,134,552

Total assets	63,204,991	54,790,473

LIABILITIES	-	-

Net assets available for benefits	$63,204,991	$54,790,473

See accompanying notes to the financial statements.

WesBanco, Inc. KSOP
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2012	2011
ADDITIONS
Investment income:
Interest and dividends	$ 1,556,008	$ 1,353,513
Net appreciation (depreciation) in fair value of investments	5,597,744	(1,817,065)
Total investment income (loss)	7,153,752	(463,552)

Contributions:
Employer	1,895,834	1,752,364
Employee	3,502,991	3,410,754
Total contributions	5,398,825	5,163,118

Total additions	12,552,577	4,699,566

DEDUCTIONS
Distributions to participants	4,133,152	3,355,079
Other expense	4,907	2,374

Total deductions	4,138,059	3,357,453

Net increase	8,414,518	1,342,113

Net assets available for benefits:
Beginning of year	54,790,473	53,448,360

End of year	$ 63,204,991	$ 54,790,473

See accompanying notes to the financial statements.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2012 and 2011

Note 1 – Description of the Plan

WesBanco, Inc. (“WesBanco” or the “Company”) is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, southern and central Ohio and western Pennsylvania.

The following brief description of the WesBanco, Inc. KSOP (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement and Summary Plan Description for more complete information.  The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of WesBanco.  The Plan includes an employee stock ownership plan (“ESOP”) and a contributory 401(k)-profit sharing plan.  PNC Bank, N.A. (“PNC” or “Trustee”) is the trustee and record-keeper of the Plan.  Trustee fees may be paid by the Plan or WesBanco, the Plan Sponsor, at the discretion of WesBanco.

Employee Stock Ownership Plan – Employer contributions to the ESOP are made in an amount determined by the Board of Directors.  For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the required principal and interest on the loan for that year, net of dividends received on unallocated common stock.  There was no ESOP loan outstanding at December 31, 2012 and 2011.  The ESOP makes contributions to the participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31.  Contributions and forfeitures are allocated to participants in proportion to each participant’s compensation but cannot exceed the lesser of $45,000 or 100% of such participant’s compensation during the plan year.

Participants’ interests in the ESOP are fully vested after five years of service.  Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in a lump-sum or installments over a period that the participant selects, within certain Plan restrictions.  Generally, terminations of employment prior to completion of five years of service for reasons other than death, normal retirement or permanent disability result in forfeiture.  Forfeitures of terminated non-vested account balances at December 31, 2012 and 2011 totaled $3,454 and $676, respectively.  No employer ESOP contributions were made for the years ended December 31, 2012 and 2011.

401(k) – The 401(k) provides for salary deferral and matching employer contributions.  An employee who has completed 60 days of service after attaining 21 years of age shall be eligible to become a participant of the 401(k) the first day of each calendar month.  Eligible employees can invest the employee deferral, employer matching and employee rollover contribution among funds that are made available by the Plan Administrator.  A participant’s interest is 100% vested in the employee deferral, employer matching and rollover accounts upon becoming eligible to

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2012 and 2011

Note 1 – Description of the Plan (continued)

participate in the 401(k).  Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met. Employer matching contributions may be paid to the Plan in cash or shares of WesBanco, Inc. common stock, as determined by the Board of Directors. Participants may redirect any employer matching contributions made in common stock into other registered investment funds. For the years ended December 31, 2012 and 2011, the matching contributions were equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred and were paid in cash.  The amount of the contribution was not greater than the amount permitted by federal law.

The Plan includes provisions authorizing loans from the Plan to active eligible participants.  The minimum loan amount is $1,000 while the maximum loan is determined by the available loan balance which is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  A participant may have two loans outstanding at any given time.  Loans are evidenced by promissory notes and are repayable over a period not to exceed five years, except loans to purchase a principal residence, which must be repaid over a period not to exceed ten years.  Loans bear an interest rate commensurate with the prevailing rate charged by commercial lenders in the business of making similar type loans.  Loans outstanding at December 31, 2012 had interest rates ranging from 3.25% to 9.25% with maturities through April 2022.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements of the Plan are prepared on an accrual basis except for distributions to participants that are recorded when paid.  Purchases and sales of securities are accounted for as of the trade date.  Interest and dividend income is recorded as earned.

Valuation of Investments – The Plan’s investments are stated at fair value.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year.  Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules.  Actual results could differ from those estimates.

Plan Termination – Although it has not expressed any intent to do so, WesBanco has the right to amend or terminate the Plan at any time.  In the event that the Plan is completely or partially terminated or WesBanco determines it will permanently discontinue making contributions to the

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2012 and 2011

Note 2 – Summary of Significant Accounting Policies (continued)

Plan, all property then credited to the participants’ accounts will immediately become fully vested and non-forfeitable.  The Trustee will be directed to either continue to hold the property in the participants’ accounts in accordance with provisions of the Plan or distribute to such participants all property allocated to their accounts.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans can either be charged a late fee or be called due to a default of payment in principal and interest, at which time the participant loan would be reclassified as a distribution based upon the terms of the Plan.

Recent Accounting Pronouncements – In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amends the fair value measurement and disclosure requirements to achieve common disclosure requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”).  The accounting pronouncement requires certain disclosures about transfers between Level 1 and Level 2 of the fair value hierarchy, sensitivity of fair value measurements categorized within Level 3 of the fair value hierarchy, and categorization by level of items that are reported at cost but are required to be disclosed at fair value.  The disclosures are to be applied prospectively effective in the first interim and annual periods beginning after December 15, 2011.  Since ASU 2011-04 only affects fair value measurement disclosures, adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Note 3 – Party-in-Interest Transactions

Legal, accounting and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or the Plan Sponsor.  WesBanco Bank, Inc., a subsidiary of the Company, provides investment advisory services for the WesMark Funds, a mutual fund complex.  The Plan is administered by the Plan Sponsor.  In addition, the Plan holds common shares of WesBanco, Inc., the Plan Sponsor, that paid dividends to the Plan totaling $496,415 and $428,685 for the years ended December 31, 2012 and 2011, respectively. The Plan also invests in WesMark Funds that paid dividends to the Plan totaling $173,979 and $92,196 for the years ended December 31, 2012 and 2011, respectively.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2012 and 2011

Note 4 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 20, 2012, stating that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with applicable requirements of the IRC and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2012 and 2011

Note 5 – Investments

For the years ended December 31, 2012 and 2011, the Plan’s investments, including investments bought, sold, and held during the year, appreciated or depreciated in fair value, as determined by quoted market prices as follows:

			2012			2011
				Net			Net
			Fair	Appreciation		Fair	Appreciation
			Value	(Depreciation)		Value	(Depreciation)
Participant-directed investments:
	Registered investment companies - mutual funds:
	American Balanced R4	*	$ 3,699,660	$ 397,284	*	$ 3,260,002	$ 46,078
	American Century Equity Income		1,723,935	110,986		1,435,949	8,145
	American EuroPacific Growth R4		2,985,210	445,049	*	2,595,739	(460,640)
	American Growth Funds of America R4	*	3,408,524	571,750	*	2,943,220	(172,054)
	American Small Cap World R4		1,084,405	163,124		746,199	(138,147)
	BlackRock GNMA Service		607,631	(10,009)		553,736	12,846
	Davis New York Venture Fund Adv.		1,160,519	80,794		1,128,637	(65,799)
	Federated Total Return Government Bond		935,770	(16,069)		888,502	34,014
	Fidelity Advisor Small Cap A		1,993,647	103,333		2,013,409	(309,421)
	PIMCO Total Return		2,348,978	52,680		1,792,199	521
	BlackRock Index Equity		2,036,180	239,645		1,797,493	6,914
	Royce Low Price Stock		1,447,306	(36,479)		1,535,196	(397,935)
	T. Rowe Price Growth Stock Fund Adv.		2,368,022	350,037		1,788,806	(23,808)
	T. Rowe Midcap Value		486,451	32,827		239,750	(20,325)
	T. Rowe Price Target Retirement 2010 Fund Adv.		1,152,150	90,434		915,223	(18,650)
	T. Rowe Price Target Retirement 2020 Fund Adv.		1,511,933	142,081		1,110,616	(35,315)
	T. Rowe Price Target Retirement 2030 Fund Adv.		1,144,780	114,777		728,885	(29,637)
	T. Rowe Price Target Retirement 2040 Fund Adv.		677,075	72,913		428,461	(25,059)
	T. Rowe Price Target Retirement 2050 Fund Adv.		716,693	76,783		454,705	(26,028)
	Third Avenue Value Fund		1,360,374	262,125		1,077,912	(304,882)
	WesMark Bond Fund		1,763,028	6,504		1,434,464	26,552
	WesMark Growth Fund	*	4,123,524	351,114	*	4,046,523	(280,197)
	WesMark Small Company Fund		404,273	(3,269)		453,175	(18,289)
	Total registered investment companies - mutual funds		39,140,068	3,598,414		33,368,801	(2,191,116)

	Common stock:
	WesBanco, Inc. Common Stock	*	16,047,778	1,999,331	*	14,274,956	374,042

	Money market:
	BlackRock Money Market Service Unit	*	5,810,517	(1)	*	4,992,159	9
	BlackRock Money Market		-	-		20,005	-
	Total money market		5,810,517	(1)		5,012,164	9
Total investments			$ 60,998,363	$ 5,597,744		$ 52,655,921	$ (1,817,065)

*	The fair value of these individual investments represents 5% or more of the Plan's net assets.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2012 and 2011

Note 6 – Fair Value Measurement

ASC 820, Fair Value Measurement and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lower priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Valuations are based on unadjusted quoted prices in an active market for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Valuations are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Registered Investment Companies and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2012 and 2011

Note 6 – Fair Value Measurement (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value.

Investments at Fair Value
as of December 31, 2012
Level 1

Registered investment companies
Stable value / money market	$ 5,810,517
Fixed income	5,655,407
Balanced and lifestyle	8,902,291
Large cap growth	5,776,546
Large cap value	2,884,454
Large cap blend	6,159,704
Mid cap value	486,451
Small cap growth	2,397,920
Small cap value	1,447,306
International	2,985,210
Worldwide	2,444,779
Total registered investment companies	44,950,585
Equity securities	16,047,778
Total investments at fair value	$ 60,998,363

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2012 and 2011

Note 6 – Fair Value Measurement (continued)

Investments at Fair Value
as of December 31, 2011
Level 1

Registered investment companies
Stable value / money market	$ 5,012,164
Fixed income	4,668,901
Balanced and lifestyle	6,897,892
Large cap growth	4,732,026
Large cap value	2,564,586
Large cap blend	5,844,016
Mid cap value	239,750
Small cap growth	2,466,584
Small cap value	1,535,196
International	2,595,739
Worldwide	1,824,111
Total registered investment companies	38,380,965
Equity securities	14,274,956
Total investments at fair value	$ 52,655,921

The Plan did not hold any Level 2 or 3 assets at December 31, 2012 and 2011.

Note 7 – Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial
statements	$ 63,204,991	$ 54,790,473
Less: Amount allocated to withdrawing participants	(102,042)	(335,459)
Net assets available for benefits per Form 5500	$ 63,102,949	$ 54,455,014

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2012 and 2011

Note 7 – Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2012 and 2011 to the Form 5500:

For the year ended
December 31, 2012
Benefits paid to participants per the financial statements	$ 4,133,152
Add: Amounts allocated to withdrawing participants at December 31, 2012	102,042
Less: Amounts allocated to withdrawing participants at December 31, 2011	(335,459)
Benefits paid to participants per the Form 5500	$ 3,899,735

For the year ended
December 31, 2011
Benefits paid to participants per the financial statements	$ 3,355,079
Add: Amounts allocated to withdrawing participants at December 31, 2011	335,459
Benefits paid to participants per the Form 5500	$ 3,690,538

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 – Subsequent Events

As of January 31, 2013, the Plan removed two registered investment funds and transferred the balances to two existing funds. The existing funds selected are similar in investment style and risk level to the funds removed. The decision to make changes to the fund offerings was based upon ongoing analysis of the investment options, fund performance and expenses, and the availability of new funds. The funds removed were Davis New York Fund and Third Avenue Value Fund with the balances transferred to American Century Equity Income Fund and American Small Cap World Fund, respectively.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2012 and 2011

Note 9 – Subsequent Events (continued)

As of June 17, 2013, the Plan Sponsor determined it advisable to remove the Royce Low Price Stock Fund from the Plan due to historical performance versus other similar funds. Balances in the fund will be moved into an existing Plan fund, the Fidelity Advisor Small Cap A Fund, which is similar in investment style and risk level to the fund being removed later in 2013.

The Company has evaluated subsequent events through June 25, 2013, the date on which these financial statements were issued.

Supplemental Schedules

WesBanco, Inc. KSOP
EIN #55-0571723     Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at Year End)
December 31, 2012

Identity of
Issue, Borrower,
Lessor, or					Current
Similar Party		Description of Investment		Cost	Value

		Registered Investment Companies
181,623	shares	American Balanced R4		**	$ 3,699,660
220,452	shares	American Century Equity Income		**	1,723,935
73,745	shares	American EuroPacific Growth R4		**	2,985,210
99,869	shares	American Growth Funds of America R4		**	3,408,524
27,363	shares	American Small Cap World R4		**	1,084,405
59,689	shares	BlackRock GNMA Service		**	607,631
33,367	shares	Davis New York Venture Fund		**	1,160,519
80,809	shares	Federated Total Return Government Bond		**	935,770
87,710	shares	Fidelity Advisor Small Cap A		**	1,993,647
208,984	shares	PIMCO Total Return		**	2,348,978
74,860	shares	PNC Index Equity		**	2,036,180
4,973,481	shares	PNC Money Market Service		**	5,810,517
104,574	shares	Royce Low Price Stock		**	1,447,306
63,333	shares	T. Rowe Price Growth Stock		**	2,368,022
20,320	shares	T. Rowe Midcap Value		**	486,451
70,210	shares	T. Rowe Price Target Retirement 2010 Fund		**	1,152,150
84,988	shares	T. Rowe Price Target Retirement 2020 Fund		**	1,511,933
60,860	shares	T. Rowe Price Target Retirement 2030 Fund		**	1,144,780
35,692	shares	T. Rowe Price Target Retirement 2040 Fund		**	677,075
67,676	shares	T. Rowe Price Target Retirement 2050 Fund		**	716,693
27,295	shares	Third Avenue Value Fund		**	1,360,374
170,506	shares	WesMark Bond Fund	*	**	1,763,028
302,311	shares	WesMark Growth Fund	*	**	4,123,524
40,427	shares	WesMark Small Company Growth	*	**	404,273
		Total Registered Investment Companies			$ 44,950,585

		Equity Securities
722,146	shares	WesBanco, Inc. Common Stock	*	**	$ 16,047,778

		Participant Loans
		Loan Account (interest rates range from 3.25%	*
		to 9.25% and have maturities through
		April 2022			$ 1,903,386
* Party-in-interest
** Participant-directed investment, cost not required.

WesBanco, Inc. KSOP
EIN #55-0571723     Plan #002
Schedule H, Line 4j – Schedule of Reportable Transactions
For the Year Ended December 31, 2012

Current
Value of
Asset on
Identity of		Purchase	Selling	Cost of	Transaction	Net Gain /
Party Involved	Description of Assets	Price	Price	Asset	Date	(Loss)

There were no Category I, II, III or IV reportable transactions for the year ended December 31, 2012.

EXHIBIT INDEX

Exhibit No.                             Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm